# SEC Schedule 13D/A (Amendment No. 21) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BLOOMIA HOLDINGS, INC., CIK 0000875355
CUSIP: 45765Y204
Title of class of securities: Common Stock, par value of $0.01 per share
Address of issuer's principal executive offices: 5000 WEST 36TH STREET, SUITE 220, Minneapolis, Minnesota (MN), 55416
Date of event which requires filing of this statement: 04/02/2026
Filed by CIK 0000353184
Persons authorized to receive notices and communications: Air T. Inc., 11020 David Taylor Drive, Charlotte, North Carolina (NC), 28262, 980.595.2840; Copy: To Peter D. Fetzer, Foley & Lardner LLP, 777 E Wisconsin Ave, Suite 3800, Milwaukee, Wisconsin (WI), 53202, 414.297.5596

## Reporting persons
- AIR T INC (CIK 0000353184): type of reporting person: corporation (CO); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 1,605,264; sole dispositive power 1,605,264; aggregate amount beneficially owned 1,605,264 (33.7% of the class); the aggregate amount excludes certain shares
- Groveland Capital LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 60,284; sole dispositive power 0; shared dispositive power 60,284; aggregate amount beneficially owned 60,284 (1.3% of the class)
- AO Partners I, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 836,134; sole dispositive power 0; shared dispositive power 836,134; aggregate amount beneficially owned 836,134 (17.5% of the class); the aggregate amount excludes certain shares
- AO Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 836,134; sole dispositive power 0; shared dispositive power 836,134; aggregate amount beneficially owned 836,134 (17.5% of the class); the aggregate amount excludes certain shares
- Glenhurst Co.: type of reporting person: other (OO); citizenship or place of organization: Minnesota (MN); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 11,428; shared voting power 0; sole dispositive power 11,428; shared dispositive power 0; aggregate amount beneficially owned 11,428; the aggregate amount excludes certain shares
- Swenson Nicholas John: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 14,728; shared voting power 896,418; sole dispositive power 14,728; shared dispositive power 896,418; aggregate amount beneficially owned 911,146 (19.1% of the class); the aggregate amount excludes certain shares

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value of $0.01 per share
Name of issuer: BLOOMIA HOLDINGS, INC.
Address of issuer's principal executive offices: 5000 WEST 36TH STREET, SUITE 220, Minneapolis, Minnesota (MN), 55416

## Item 2. Identity and Background
Name of person filing:
This Amended Schedule 13D is being filed jointly by Air T and the Swenson Group.

The parties identified in the list below constitute the "Swenson Group":

1. Groveland Capital LLC, a Delaware limited liability company ("Groveland Capital").

2. AO Partners I, L.P., a Delaware limited partnership ("AO Partners Fund").

3. AO Partners, LLC, a Delaware limited liability company and General Partner of AO Partners Fund ("AO Partners").

4. Glenhurst Co., a Minnesota corporation ("Glenhurst").

5. Nicholas J. Swenson as the Managing Member of Groveland Capital and AO Partners; as the sole owner of Glenhurst; and as an individual beneficially owning shares of Common Stock in his own name.

Nicholas J. Swenson is the Chief Executive Officer of Air T, Inc., a Delaware corporation ("Air T"). Mr. Swenson also serves as a director of Air T. By virtue of Mr. Swenson serving on the Board of Directors of Air T and as the Chief Executive Officer of Air T, and by virtue of Mr. Swenson's control of the Swenson Group, Air T and the Swenson Group may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). However, Air T and the Swenson Group expressly disclaim membership in a group, as Mr. Swenson does not possess voting or dispositive power over the shares of Common Stock held by Air T.

Each of the persons identified herein is referred to as a "Reporting Person" and, collectively, as the "Reporting Persons." Each of the Reporting Persons is a party to that certain Joint Filing Agreement that was previously filed. The Reporting Persons are filing this Amended Schedule 13D jointly, as they may be considered a "group" under Section 13(d)(3) of the Exchange Act. However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists.

The securities reported herein as being beneficially owned by Air T do not include any securities held by any member of the Swenson Group. The securities reported herein as being beneficially owned by the Swenson Group do not include any securities held by Air T.

Information regarding the identity and background of each executive officer and director of Air T is set forth on Schedule A to this Amended Schedule 13D, which was previously filed as Exhibit 99.2. Each of the individuals identified on Schedule A to this Statement is a U.S. citizen.
Residence or business address:
The principal business address of each of AO Partners Fund, AO Partners, Groveland Capital, Glenhurst and Mr. Swenson is 5000 W 36th Street, Suite 200, Minneaplis, MN 55416-2763.

The principal business address of Air T is 11020 David Taylor Drive, Suite 305, Charlotte, North Carolina 28262.
Present principal occupation or employment:
Each of AO Partners Fund, AO Partners, Groveland Capital and Glenhurst are engaged in various interests, including investments. The principal occupation of Mr. Swenson is serving as the President, Chief Executive Officer and Chairman of the board of directors of Air T. Mr. Swenson is also a private investor and the founder and managing member of Groveland, and the managing member of AO Partners, which is the general partner of AO Partners Fund.

The principal business of Air T is serving as a diversified holding company providing overnight air cargo, aviation ground equipment, commercial jet engines and parts, and other related items.
Criminal convictions in the last five years: None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons' knowledge, any individuals identified on Schedule A to this Statement has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons, any of their partners, managers, officers or other controlling persons or, to the Reporting Persons' knowledge, any individuals identified on Schedule A to this Statement has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Swenson is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The total cost for purchasing the Common Stock reported as owned by the Reporting Persons, excluding brokerage commissions, was approximately $10,192,806 in the aggregate. The source of these funds was working capital or personal funds, as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons purchased the Common Stock for investment purposes. The Reporting Persons may in the future acquire additional shares of Common Stock of the Company or dispose of some or all of the shares of Common Stock of the Company held by them in open-market transactions or privately negotiated transactions, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law. The Reporting Persons may engage in short selling or hedging or similar transactions with respect to the shares of Common Stock, on such terms and at such times as the Reporting Persons may deem advisable, subject to applicable law.

On August 15, 2024, the Issuer entered into a Delayed Draw Term Note with Air T in the principal amount of $2.500,000. Pursuant to the terms of the Note, the Issuer may request from time to time prior to August 15, 2026, and Air T, may make one or more loans. The loans are solely to be used to (i) fund the operations and growth of the Issuer's business and (ii) pay transaction fees and expenses related to the note. The entire principal amount outstanding on the loans, together with accrued and unpaid interest thereon is due and payable in full on the earlier of (i) August 15, 2029, (ii) Issuer's receipt of a written demand by Air T delivered on or after February 15, 2026. and (iii) such earlier date as all principal owing thereunder becomes due and payable by acceleration or otherwise (the "Maturity Date"). The Borrower may prepay any loan outstanding, together with accrued and unpaid interest on such loan, at any time without prepayment or penalty and amounts paid or prepaid in respect of any loan may not be reborrowed. Each loan made under the note bears interest, beginning on the date such loan is advanced by the Air T to the Issuer, at a rate per annum equal to 8% as of the date of each loan. All accrued and unpaid interest on the loans is due and payable by the Borrower on the Maturity Date; provided that any default interest due under the loan is payable on demand. The obligations of the Issuer under this note rank and shall continue to rank at least senior in priority of payment to all subordinated indebtedness and all senior unsecured indebtedness of the Issuer.

On September 27, 2024, the Issuer entered into an Amended and Restated Delayed Draw Term Note with Air T (the "Amended Note"). The Amended Note amends, restates, replaces and supersedes the prior Delayed Draw Term Note, dated as of August 15, 2024. The terms of the Amended Note remain essentially the same as the prior Delayed Draw Term Note except that the principal amount of the note was increased to $3,500,000.

On September 15, 2025, the Issuer entered into a Promissory Note with AO Partners I, L.P. pursuant to which AO Partners I lent $1,699,844 to the Issuer. The Note has a maturity date of June 1, 2027, and bears interest at a rate per annum equal to 13.5%. Under the Note, the Issuer may enter into other Promissory Notes with other parties on the same terms (all of the Promissory notes entered into are referred to herein as "Pari Passu Notes"), and the Note provides that until all amounts outstanding under the Pari Passu Notes have been paid in full, the lenders may appoint one individual as a non-voting observer to the Issuer's board of directors. A copy of the Promissory Note is attached as Exhibit 99.3 to this filing, and is incorporated herein by reference.

On September 15, 2025, the Issuer entered into a Promissory Note with Air T, Inc. pursuant to which Air T lent $1,100,156 to the Issuer. The Note has a maturity date of June 1, 2027, and bears interest at a rate per annum equal to 13.5%. Under the Note, the Issuer may enter into other Promissory Notes with other parties on the same terms (all of the Promissory notes entered into are referred to herein as "Pari Passu Notes"), and the Note provides that until all amounts outstanding under the Pari Passu Notes have been paid in full, the lenders may appoint one individual as a non-voting observer to the Issuer's board of directors. A copy of the Promissory Note is attached as Exhibit 99.4 to this filing, and is incorporated herein by reference.

The Reporting Person acquired shares of the Issuer in connection with its participation in the Issuer's rights offering that commenced in February 2026 and expired on April 1, 2026. The Reporting Person received non-transferable subscription rights as a stockholder of record and exercised such rights, including, where applicable, the over-subscription privilege, to purchase shares of common stock at a subscription price of $4.05 per share. In connection with the rights offering, all of the above referenced loans were converted into shares of the Issuer.

To the extent the actions described herein may be deemed to constitute a "control purpose" with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder. the Reporting Persons have such a purpose. Except as noted in this Amended Schedule 13D, none of the Reporting Persons currently has any plans or proposals, which relate to. or would result in. any of the matters referred to in paragraphs (a) through (j), inclusive of Item (4) of Schedule 13D. Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The Reporting Persons beneficially own in the aggregate 2,867,010 shares of Common Stock, which represents approximately 60.1% of the Company's outstanding shares of Common Stock. The percentage ownership interests reported herein are based on 4,769,038 shares of Common Stock outstanding on April 2, 2026, as represented by the Issuer in the Issuer's Form 8-K filed with the Securities and Exchange Commission on April 3, 2026.

The following sets forth the aggregate ownership information for each of the Reporting Persons.

Name of Reporting Person: Air-T
Aggregate Number of Shares Beneficially Owned: 1,605,264
Percentage of Outstanding: 33.7%

Name of Reporting Person: Groveland Capital
Aggregate Number of Shares Beneficially Owned: 60,284
Percentage of Outstanding: 1.3%

Name of Reporting Person: AO Partners Fund
Aggregate Number of Shares Beneficially Owned: 836,134
Percentage of Outstanding: 17.5%

Name of Reporting Person: AO Partners
Aggregate Number of Shares Beneficially Owned: 836,134
Percentage of Outstanding: 17.5%

Name of Reporting Person: Glenhurst Co.
Aggregate Number of Shares Beneficially Owned: 11,428
Percentage of Outstanding: 0.002%

Name of Reporting Person: Nicholas J. Swenson
Aggregate Number of Shares Beneficially Owned: 911,146
Percentage of Outstanding: 19.1%
Number of shares as to which each person has sole or shared power to vote or dispose:
The following list sets forth the ownership information for each of the Reporting Persons:

Name of Reporting Person: Air-T
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 1,605,264
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: None
Additional Information: Air T has sole voting and dispositive power with regard to the shares of Common Stock that it holds. Mr. Swenson serves on the Board of Directors of Air T and is the Chief Executive Officer of Air T.

Name of Reporting Person: Groveland Capital
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: None
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: 60,284
Additional Information: Groveland Capital has voting and dispositive power with regard to the shares of Common Stock. Because Mr. Swenson is the Managing Member of Groveland Capital, he has the power to direct the affairs of Groveland Capital. Therefore, Groveland Capital may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by Groveland Capital.

Name of Reporting Person: AO Partners Fund
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: None
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: 836,134

Name of Reporting Person: AO Partners
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: None
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: 836,134
Additional Information: AO Partners is the General Partner of AO Partners Fund and, as General Partner, has voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund. Because Mr. Swenson is the Managing Member of AO Partners, he has the power to direct the affairs of AO Partners. Therefore, AO Partners may be deemed to share with Mr. Swenson voting and dispositive power with regard to the shares of Common Stock held by AO Partners Fund.

Name of Reporting Person: Glenhurst Co.
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 11,428
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: None
Additional Information: Because Mr. Swenson is the President and sole director of Glenhurst, he has the power to direct the affairs of Glenhurst, including the voting and disposition of shares of Common Stock held in the name of Glenhurst.

Name of Reporting Person: Nicholas J. Swenson
Number of Shares Beneficially Owned with Sole Voting and Dispositive Power: 14,728
Number of Shares Beneficially Owned with Shared Voting and Dispositive Power: 896,418
Additional Information: Because Mr. Swenson is the Managing Member of AO Partners, the General Partner of AO Partners Fund, he has the power to direct the affairs of AO Partners Fund, including the voting and disposition of shares of Common Stock held in the name of AO Partners Fund. Because Mr. Swenson is the Managing Member of Groveland Capital, he has the power to direct the affairs of Groveland Capital, including the voting and disposition of shares of Common Stock held in the name of Groveland Capital. Because Mr. Swenson is the President and sole director of Glenhurst, he has the power to direct the affairs of Glenhurst, including the voting and disposition of shares of Common Stock held in the name of Glenhurst.
Transactions in the class effected during the past sixty days: Since the last filed amended Schedule 13D, no Reporting Person has effected transactions in the Common Stock.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock beneficially owned by any Reporting Person.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Information set forth in Item 4 is incorporated herein by reference.

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have entered into an agreement with respect to the joint filing of this Amendment Schedule 13D.

With respect to AO Partners Fund, AO Partners is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital. Mr. Swenson is indemnified by AO Partners Fund, AO Partners, Groveland Capital and and Glenhurst for liabilities he may incur in connection with his duties for the Swenson Group.

AO Partners Fund secured a bank loan, pursuant to which it has pledged 836,134 shares of Common Stock, along with additional securities and collateral owned by AO Partners Fund, as collateral for the loan. The loan was obtained in the ordinary course of business.

Other than the foregoing agreements and arrangements, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Agreement - Previously Filed.
99.2 Schedule A Identity and Background Related Parties - Previously Filed.
99.3 Promissory Note - Previously Filed.
99.4 Promissory Note - Previously Filed.

## Signatures
- AIR T INC: /s/ Nicholas J. Swenson, Chief Executive Officer (04/06/2026)
- Groveland Capital LLC: /s/ Nicholas J. Swenson, Managing Member (04/06/2026)
- AO Partners I, LP: /s/ Nicholas J. Swenson, Managing Member (04/06/2026)
- AO Partners LLC: /s/ Nicholas J. Swenson, Managing Member (04/06/2026)
- Glenhurst Co.: /s/ Nicholas J. Swenson, Sole Owner (04/06/2026)
- Swenson Nicholas John: /s/ Nicholas J. Swenson, Nicholas J. Swenson (04/06/2026)